United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Name of Issuer - XTRA Corp.

Title or Class of Securities - Common Stock

CUSIP Number - 984138107

Check the following box if a fee is being paid with this statement [ ].

Cusip No. 984138107

Page 2 of 6 Pages

1. Name of Reporting Person (S.S. or I.R.S. Identification No. of above person)

     American Century Investment Management, Inc. - 44-0640487


2.   Check the appropriate box if a member of a group* - N/A

3.   SEC Use Only

4.   Citizenship or place of organization

     Delaware


5.   Sole voting power

     832,700

6.   Shared voting power

     0

7.   Sole dispositive power

     832,700

8.   Shared dispositive power

     0

9.   Aggregate amount beneficially owned by each reporting person

     832,700

10.  Check box if the aggregate amount in Row (9) excludes certain shares

     N/A


11.  Percent of class represented by amount in Row 9

     5.4%

12.  Type of reporting person*

     IA

SCHEDULE 13G


Item 1(a).   NAME OF ISSUER

     XTRA Corp.


Item 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

     60 State Street
     C/O X L Co. Inc.
     Boston, MA 02109


Item 2(a).   NAME OF PERSONS FILING

     American Century Investment  Management,  Inc.


Item 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

     4500 Main Street
     P.O. Box 418210
     Kansas City, MO 64141-9210
     Attn:  David H. Reinmiller


Item 2(c).   CITIZENSHIP

     Delaware


Item 2(d).   TITLE OF CLASS OF SECURITIES

     Common Stock


Item 2(e).     CUSIP NO.

     984138107


Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A

     (g)  [ X ]   Registered Investment Adviser, in accordance with
               Rule 13d-1(b)(ii)(E) (Note:  See Item 7).


Item 4.   OWNERSHIP

     (a)  Aggregate amount beneficially owned:

          832,700

     (b)  Percent of class:

          5.4%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               832,700

          (ii) shared power to vote or to direct the vote:

               0

          (iii)sole power to dispose or to direct the disposition of:

               832,700

          (iv) shared power to dispose or to direct the disposition of:

               0

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     American Century Investment Management, Inc. ("ACIM"), a registered investment adviser, manages, pursuant to management agreements, the investments of thirteen registered investment companies, American Century Mutual Funds, Inc., American Century World Mutual Funds, Inc., American Century Capital Portfolios, Inc., American Century Variable Portfolios, Inc., American Century Premium Reserves, Inc., American Century Strategic Asset Allocations, Inc., American Century Municipal Trust, American Century Quantitative Equity Funds, Inc., American Century International Bond Funds, Inc., American Century Investment Trust, American Century Government Income Trust, American Century Target Maturities Trust, and American Century California Tax-Free and Municipal Funds, Inc., and manages, pursuant to sub-advisory agreements, the investments of two registered investment companies, American Skandia Trust and American Skandia Advisor Funds, Inc. ACIM also manages the assets of institutional investor accounts. The securities that are the subject of this report are owned by and held for such investment companies and separate institutional investor accounts. Any dividends received from such securities, or the proceeds of any sale of such securities, are for the benefit of, and are held for such investment companies and separate institutional investor accounts.


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     N/A


Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     N/A


Item 9.   NOTICE OF DISSOLUTION OF GROUP

     N/A


Item 10.  CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 10, 1999              AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.
     Date

                               By: /s/David C. Tucker

                                   David C. Tucker
                                   Senior Vice President
                                   and General Counsel

EXHIBIT A

Rule 13d-1(f)(1)(iii) Agreement


     Each of the undersigned hereby agrees and consents to the execution and joint filing on its behalf by American Century Investment Management, Inc. of this Schedule 13G respecting the beneficial ownership of the securities which are the subject of this schedule at December 31, 1998.

     Dated this 10th day of February, 1999.

                                American Century Investment Management, Inc.


                                By: /s/David C. Tucker

                                    David C. Tucker
                                    Senior Vice President
                                    and General Counsel